

July 25, 2011

Via E-mail
W. Bruce Swain
Executive Vice President and Chief Financial Officer
Crawford & Company
1001 Summit Boulevard
Atlanta, Georgia   30319

> **Re:** **Crawford & Company**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed on March 4, 2011**
> **File No. 001-10356**

Dear Mr. Swain:

We have limited our review of your filing to those issues we have addressed in our comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filings.

<u>Liquidity, Capital Resources, and Financial Condition, page 37</u>

1.  You disclose that you have not provided for taxes on approximately $71.1 million on undistributed earnings of foreign subsidiaries at December 31, 2010 as these earnings are indefinitely reinvested.  Please provide us proposed disclosure to be included in future periodic reports showing the amount of cash held in your foreign subsidiaries that is considered reinvested indefinitely. Please refer to Item 303 (a)1 of Regulation S-K and SEC Release 33-8350 Section IV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant